For Immediate Release: January 2, 2003
TSX: CL, NYSE: CLU

Canada Life appoints Georgeson Shareholder as Information Agent with respect to Manulife's Unsolicited Offer

Toronto, Ontario - Canada Life Financial Corporation (Canada Life™) today announced that it has appointed Georgeson Shareholder Communications Canada (Georgeson Shareholder) to act as the Information Agent with respect to the unsolicited offer for Canada Life's common shares.

As Information Agent, Georgeson Shareholder's duties will include the fielding and making of phone calls to Canada Life's shareholders to help ensure the company's shareholders fully understand their options and Canada Life's position with respect to the Manulife bid. Shareholders can reach Georgeson Shareholder by telephone at the numbers provided below. Georgeson Shareholder is the leading provider of Proxy Solicitation and other shareholder response services in Canada. Georgeson Shareholder has a proven track record over the past 18 years of providing proactive communication services to more than 500 corporations. Georgeson Shareholder is a wholly owned subsidiary of Georgeson Shareholder Communications, Inc., a global organization that has offices in Toronto, Calgary, New York, London, Paris, Rome, Sydney and Johannesburg.

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company and is traded on the Toronto Stock Exchange under the symbol "CL" and the New York Stock Exchange under the symbol "CLU". The Canada Life Assurance Company, Canada's first domestic life insurance company founded in 1847, has total assets under administration in excess of $65 billion. Headquartered in Toronto, the Company operates in Canada, the United States, the Republic of Ireland, the United Kingdom, Germany, Brazil, Hong Kong and the Caribbean.

Georgeson Shareholder Communications Canada:
1-866-802-5796 (Canada - English)
1-866-860-4550 (Canada - French)
1-888-662-3070 (International)

For further information contact:

Media inquiries: Ardyth Percy-Robb, Corporate Communications Vice-President, (416) 597-1440, ext 6104 ardyth_percy-robb@canadalife.com	Investor Relations inquiries: Brian Lynch Vice President, Investor Relations (416) 597-1440, ext. 6693 brian_lynch@canadalife.com